RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

03003751

January 29, 2003

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

Exemption Number 82-3553

Dear Sirs:

Re: Raytec Development Corp.
British Columbia, Canada
<u>12g3-2(b) Exemption - 82-3553</u>

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

1. News Release dated January 22, 2003;
2. TSX Venture Exchange amended stock option plan acceptance letter;
3. BC Form 45-902F regarding stock option grant.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.

Per:
Tomi Vodola
Corporate Secretary
Enclosures

#82-3553

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE http://www.raytecnet.com
Trading Symbol: TSX-V: RAY

PRESS RELEASE

RAYTEC RESPONDS TO DEMAND FOR QUALITY CONTROL IN RETAIL SUPERMARKETS

MOBILE SANITATION PROGRAM

VANCOUVER, BC – January 22, 2003 --- In response to requests from key retailers, Raytec Corporation and its sister company Raytec Technologies Inc. (RTI) are developing an innovative mobile sanitation program to be used as a preventative maintenance program to ensure proper bacteria control in produce misting systems. This product will utilize the companies' proprietary technologies and will serve to enhance already existing revenue streams.
The Mobile Sanitation Program (MoSan™) is a self-contained system capable of cleaning and sanitizing an entire misting system in less than two hours depending on the severity of contamination. The program is designed to be performed by trained technicians in coordination with grocery personnel. Sanitation is achieved through the use of RTI's proprietary technology in dry-media chlorine dioxide (Sani-T-Bag™). Total bacteria counts are monitored before and after the sanitation program and a detailed report including specific recommendations is delivered to the customer.

Raytec has accelerated its development of this product due to several requests by key retailers who have become more aware of recent outbreaks of Norwalk virus, Legionella, and other food borne illnesses. Chlorine dioxide-based products are highly effective and safe when it comes to sanitizing against these pathogens.

In addition to addressing the food safety concerns of retailers the Mobile Sanitation Program helps retailers reduce product shrinkage and enhance product quality and profits. Bernardo Rico, President of RTI says "with over 30,000 major retail grocers in North America that use automated misting systems, food safety concerns are growing each day.

We have seen other food related companies that have been devastated as a result of food contamination."

Raytec will test market the product in early spring with two key retailers. A full market launch is scheduled for this summer.

About RTI

RTI, a subsidiary of Raytec Development Corp. is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce. The company is also expecting registration for hard surface sanitation. RTI's manufacturing and laboratory facilities are located in Columbus, OH.

About Raytec

Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

For further information on Raytec Development Corp. contact:

Investor Relations
Suite 1104, 750 West Pender Street
Vancouver, BC V5C 2T8
Tel: 604.683-8610
Toll Free: 1.800-533-6633
info@raytecnet.com
www.raytecnet.com

RAYTEC DEVELOPMENT CORP.

"Jerry Minni"

Jerry A. Minni
President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

#82-3553

January 22, 2003

By Facsimile: (604) 683-4499

TSX venture EXCHANGE

Raytec Development Corp.
#1104 – 750 West Pender Street
Vancouver, B.C.
V6C 2T8

Attention: Toni Vodola

Dear Sir\Madame:

Re: Raytec Development Corp. (the "Company") -#80751

The Company has advised the Exchange that, an aggregate 931,461 common shares have been reserved for issuance for purposes of the Company's 2002 Stock Option Plan as approved by shareholders April 22, 2002.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which stock options are granted. Please note that no approval letter will be issued by TSX Venture Exchange upon receipt of the Summary Form.

The Summary Forms will be subject to audit and TSX Venture Exchange may contact the Company with further questions.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

Karen Chernoff

Karen Chernoff
Analyst
Corporate Finance

KC\le

File: ::ODMA\PCDOCS\DOCP\1063239\1

#82-3553

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

RAYTEC DEVELOPMENT CORP.
Suite 1104-750 West Pender Street, Vancouver, BC, V6C 2T8
Telephone Number 604-683-8610

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the jurisdiction of British Columbia.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Incentive Stock Options – 255,000 Shares - Expiry Date – January 6 , 2005

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Jerry Minni Vancouver, BC	100,000 shares	January 6, 2003	$0.20/$20,000	s. 74(2)(9) of the Securities Act	N/A
Robin D.A. Blues Vancouver, BC	75,000 shares	January 6, 2003	$0.20/$15,000	s. 74(2)(9) of the Securities Act	N/A
Dean Meloni Vancouver, BC	80,000 shares	January 6, 2003	$0.20/16,000	s. 74(2)(9) of the Securities Act	N/A

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

N/A ($51,000.00)

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, BC this 23rd day of January, 2003.

RAYTEC DEVELOPMENT CORP.

Name of issuer (please print)

Signature of authorized signatory

Jerry A. Minni, President/Director

Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended.
For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE

6.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Jerry Minni #1104-750 West Pender Street Vancouver, BC V6C 2T8	604-683-8610 jminni@raytecnet.com	100,000 shares	s. 74(2)(9) of the Securities Act
Robin D.A. Blues 1824 Bewicke North Vancouver, BC	604-986-0474 rdab@telus.net	75,000 shares	s. 74(2)(9) of the Securities Act
Dean Meloni #707, 888 Hamilton Street Vancouver, BC	604-683-8610 dmeloni@raytecnet.com	80,000 shares	s. 74(2)(9) of the Securities Act